Matthew B. Hemington T: +1 650 843 5062 HemingtonMB@cooley.com	Via EDGAR

June 16, 2017

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

Re:	CymaBay Therapeutics, Inc.
Registration Statement on Form S-3
Filed May 11, 2017
File No. 333-217889

Dear Ms. Westbrook:

Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, on behalf of our client, CymaBay Therapeutics, Inc. (the “Company”), is Amendment No. 1 to the Company’s registration statement on Form S-3 (“Amended Registration Statement”). The Amended Registration Statement updates the Company’s registration statement on Form S-3 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2017.

The Amended Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 24, 2017, with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

United States Securities and Exchange Commission

June 16, 2017

Page Two

Staff Comments and Company Responses

Form S-3 filed May 11, 2017

Plan of Distribution, page 11

1. Your disclosure of the plan of distribution covered by the prospectus supplement included in the registration statement states that sales of your common stock may be made to or through a market maker. It further states that JonesTrading may also sell your common stock by any other method permitted by law, including in privately negotiated transactions. Please tell us whether sales made to or through a market maker or sales made in privately negotiated transactions satisfy the “at the market offering” definition under Rule 415. If any sales method does not constitute a sales method that is deemed an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

Response: The Company acknowledges the Staff’s comment. The Company has revised its disclosure on the cover page and page 11 of the sales agreement prospectus to provide that sales may be made only in an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The Company hereby confirms that if any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act, or if any material information with respect to a particular offering has been omitted, it will file an additional prospectus supplement at the time of such sales.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Fourth Amended Registration Statement or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington
Matthew B. Hemington

cc:	Sujal Shah, CymaBay Therapeutics, Inc.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com